Exhibit 99.1

Black Titan Corporation seeks to explore Long-Term Strategic Crypto Initiatives with potential Strategic Investments in Digital Currencies

NEW YORK, October 6, 2025 (GLOBE NEWSWIRE) – Black Titan Corporation. (NASDAQ: BTTC) (the “Company” or “Black Titan”), today announced plans to seek long-term strategic crypto initiatives with potential strategic investments in digital currencies. Black Titan is exploring the utilization of a digital currency holding strategy to invest in and capitalize on cryptocurrency opportunities. Black Titan is actively exploring additional investments to expand its portfolio through direct coin acquisitions, mining, and fintech-related mergers and acquisitions.

Chay W. J., CEO of Black Titan, remarked, “The approach of leveraging debt, equity, and cash flow to build Crypto holdings has delivered strong results for numerous companies and their investors. We think a broader strategy should increase investor access to emerging coins with greater growth potential. With the new Trump administration expressing strong optimism and major financial institutions potentially embracing this alternative asset class, it has become clear that now is the opportune moment to make a strategic move into the space.”

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Such statements include, but are not limited to, any statements relating to our product development programs and any other statements that are not historical facts. Such statements involve risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. Factors that could cause actual results to differ materially from management’s current expectations include those risks and uncertainties relating to our ability to raise capital, the regulatory approval process, the development, testing, production and marketing of our drug candidates, patent and intellectual property matters and strategic agreements and relationships. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Media & Investor Contacts:

Chay W. J.

Chief Executive Officer

(786) 769-7512